SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended June 30, 2004

NORSK HYDRO ASA

(Translation of registrant’s name into English)

Drammensveien 264, Vaekerø
N-0240 OSLO
Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
for the six months ending June 30, 2004

In this Quarterly Report on Form 6-K (the “Report”), references to the “Company” are to Norsk Hydro ASA; references to “Hydro” or the “Group” are to the Company and its consolidated subsidiaries. The Company publishes its consolidated financial statements in Norwegian kroner (“NOK”). In this Report, references to “US dollar”, “USD”, or “$” are to United States dollars, and references to “EUR” are to European Monetary Union’s single currency Euro.

CONSOLIDATED RESULTS (US GAAP)
(UNAUDITED)

	Second quarter			First half			Year
	2004	2004	2003	2004	2004	2003	2003
Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK	NOK

Operating revenues	38,250	4,550	31,354	77,848	9,260	67,117	133,761
Operating income	8,290	986	3,989	17,566	2,089	9,971	21,625
Non-consolidated investees	121	14	246	252	30	433	620
Financial income (expense), net	(447)	(53)	152	(1,071)	(127)	(499)	154
Other income (loss), net	—	—	(1,881)	110	13	(1,881)	(1,253)

Income from continuing operations before tax and minority interest	7,964	947	2,506	16,857	2,005	8,024	21,146
Income tax expense	(5,605)	(666)	(735)	(11,391)	(1,355)	(4,711)	(12,922)
Minority interest	(135)	(16)	38	(107)	(13)	66	151

Income from continuing operations	2,224	265	1,809	5,359	637	3,379	8,375
Income from discontinued operations	—	—	515	1,083	129	1,146	2,312

Income before cumulative effect of change in accounting principle	2,224	265	2,324	6,442	766	4,525	10,687
Cumulative effect of change in accounting principle	—	—	—	—	—	281	281

Net income	2,224	265	2,324	6,442	766	4,806	10,968

Earnings per share from continuing operations (in NOK and Euro)	8.70	1.03	7.00	21.00	2.50	13.10	32.50
Earnings per share before change in accounting principle (in NOK and Euro)	8.70	1.03	9.00	25.20	3.00	17.50	41.50

Financial data

EBITDA2) – million	12,266	1,459	8,197	25,812	3,070	18,132	38,628
Investments – million	3,925	467	4,023	8,701	1,035	8,692	17,712
Net interest-bearing debt/equity3)	0.20	0.20	0.48	0.20	0.20	0.48	0.38

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 June 2004, which was 8.4067
2)	EBITDA: Earnings Before Interest, Tax, Depreciation and Amortization. See page 22.
3)	Net interest-bearing debt divided by shareholders’ equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases.
4)	Earnings per share from continuing operations before cumulative effect of change in accounting principle.

All comparative figures are for the corresponding period in 2003 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2004 presentation.

Norsk Hydro • Second quarter 2004

Hydro’s income from continuing operations in the second quarter of 2004 was NOK 2,224 million (NOK 8.70 per share), compared with NOK 1,809 million (NOK 7.00 per share) in the second quarter of 2003. For the first half of 2004, Hydro’s income from continuing operations was NOK 5,359 million compared with NOK 3,379 million in the first half of 2003. Hydro’s agri business was transferred to Yara International ASA in a demerger transaction completed on 24 March 2004. Results relating to periods prior to the demerger are reported under Income from discontinued operations. The following discussion excludes these activities.

“The second quarter marks another period with strong results for Hydro, both in terms of financial as well as operational performance. The results were influenced by high oil prices and improved aluminium markets and it is encouraging that both our main businesses delivered solid operational performance. Oil & Energy reported a significant increase in oil and gas production from the same period last year while Aluminium demonstrates continued progress,” said President and CEO Eivind Reiten.

“Hydro’s financial results in the first six months of 2004 represent the best half-year results in our history. Our financial position remains robust and the organization is geared toward reaching ambitious targets and continuing to deliver value to our shareholders,” Eivind Reiten said.

Operating income for the second quarter of 2004 amounted to NOK 8,290 million compared with NOK 3,989 million in the second quarter of 2003. Both Oil & Energy and Aluminium delivered strong results for the quarter. Operating income for the first half of 2004 was NOK 17,566 million compared to NOK 9,971 million in the first half of 2003.

The improved earnings in Oil & Energy were mainly due to increased production, continued high oil prices and good cost control. The average realized oil price was USD 34.7 per barrel in the second quarter of 2004, compared to USD 25.5 in second quarter 2003. Measured in NOK, the oil price was 33 percent above the corresponding period last year. Oil and gas production in the second quarter averaged 569,000 barrels of oil equivalents (boe) per day, compared to 484,000 boe per day in the second quarter of 2003. For the first half of 2004, production averaged 592,000 boe per day, an increase of 14 percent compared to the first half of 2003. The increase was mainly due to new fields coming on stream during the second half of 2003.

Aluminium operations benefited from positive market conditions. Higher aluminium prices, higher volumes and the effects of improvement programs contributed to improved results. Hydro’s realized price for aluminium increased from USD 1,417 per tonne in the second quarter of 2003, to USD 1,657 per tonne in the second quarter of 2004. Measured in NOK, the realized aluminium price improved by approximately 13 percent. Downstream activities benefited from increased demand, leading to higher volumes both from new capacity and improved capacity utilization. Margins were under pressure mainly due to increased metal costs. However, converted into NOK, margins improved slightly.

Cash flow from operations in the first half of 2004 was NOK 12.2 billion compared to NOK 11.3 billion in the first half of 2003.

Investments in the second quarter of 2004 amounted to NOK 3.9 billion. Around half of the amount invested related to oil and gas operations.

The provision for current and deferred taxes in the first half of 2004 was NOK 11,391 million, approximately 68 percent of pre-tax income.

Outlook for the coming months

Oil prices are expected to remain at a high level for the coming months due to continued strong global demand, capacity constraints and low stocks. Hydro’s production of oil and gas during the second half of 2004 is expected to decline as a result of maintenance shutdowns and seasonal fluctuations in gas volumes. Oil and gas production on the Norwegian Continental Shelf (NSC) may also be impacted if the current labor dispute relating to floating rigs continues for an extended period.

For Aluminium, the first half of 2004 was characterized by high volumes and increasing aluminium prices. The growth in aluminium shipments is expected to gradually level off as consumer inventories are filled. The downstream activity has experienced margin pressure in local currencies during the first half of the year, which is expected to continue in the second half.

SECOND QUARTER 2004

		Non-cons. inv.,
		Interest &		Depreciation
	Operating	selected	Other	and
NOK million	income (loss)	fin. items	Income	amortization	EBITDA

Hydro Oil & Energy	7,184	46	—	2,534	9,764
Hydro Aluminium	1,269	102	—	964	2,335
Other activities	47	49	—	128	224
Corporate and eliminations	(210)	146	—	7	(57)

Total1)	8,290	343	—	3,633	12,266

1)	See specification on page 27.

Norsk Hydro • Second quarter 2004

FIRST HALF 2004

		Non-cons. inv.,
		Interest &		Depreciation
	Operating	selected	Other	and
NOK million	income (loss)	fin. items	Income	amortization	EBITDA
Hydro Oil & Energy	15,002	108	—	5,157	20,267
Hydro Aluminium	2,898	209	—	1,936	5,043
Other activities	140	195	110	259	704
Corporate and eliminations	(474)	264	—	8	(202)

Total1)	17,566	776	110	7,360	25,812

1)	See specification on page 27.

Earnings from non-consolidated investees were NOK 121 million in the second quarter compared to NOK 246 million in the corresponding period of the previous year. The result in the second quarter of 2004 included unrealized currency losses relating to the alumina operation in Brazil of NOK 65 million, compared with a gain of NOK 170 million in the second quarter of 2003. Excluding these effects, earnings from non-consolidated investees improved, mainly reflecting improved results from non-consolidated investees in Aluminium Metals.

Other income (loss) was 0 for the second quarter of 2004. For the second quarter of 2003, other items resulted in a loss of NOK 1,881 million. The loss included a charge of NOK 2,207 million resulting from new Norwegian tax regulations relating to the removal costs for oil and gas installations on the NCS. The previous regulations did not allow removal costs to be deducted from taxable income. Instead, the Norwegian State assumed a portion of the removal costs by means of a special removal grant for each license calculated on the basis of the average tax rate incurred by the participating companies over the license period. The new regulations permit removal costs to be deducted from taxable income. The change in regulations resulted in a charge of NOK 2,207 million in the second quarter of 2003 representing the estimated value of existing grants. The charge had no cash effect and therefore no impact on EBITDA. At the same time, a deferred tax asset representing the value of the new tax deductions (calculated at 78 percent of the accrued asset removal obligation) was included as a reduction to the tax provision for the second quarter in the amount of NOK 2,380 million. The net non-recurring effect of the change in regulations amounted to NOK 173 million. Other income for the second quarter of 2003 also included a gain of NOK 326 million from the transfer of the Company’s interest in the Sundsfjord power plant in exchange for shares in the acquiring power company. For the first six months of 2004, other income was NOK 110 million, reflecting the gain on the divestment of 80.1 percent of Pronova Biocare.

EBITDA for the second quarter was NOK 12,266 million (NOK 8,197 million).

The contribution to the Return on average Capital Employed (RoaCE1)) from continuing operations was 6.5 percent for the first six months of 2004. The calculation was based on actual earnings and capital employed for the period and has not been annualized. The RoaCE from continuing operations for 2003 as a whole was 8.2 percent.

On 11 May 2004, the Annual General Meeting authorized Hydro’s Board of Directors to repurchase up to 2,808,810 shares over the following 18 months for the purpose of subsequent cancellation. The Company has bought back 653,000 shares under this program. Based on an agreement with the Norwegian State, Hydro’s largest shareholder, a proportional share of the State’s shares can also be repurchased for cancellation. A total of up to five million shares may be repurchased and cancelled, which is equivalent to two percent of the outstanding shares. A final decision on canceling any of the shares repurchased must be approved by a minimum of two thirds of the shares represented at the General Meeting.

1)	RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. Earnings after tax is defined as Operating Income plus Other income(expense), net plus non-consolidated investees less Income tax expense. Capital employed is defined as Shareholders Equity plus Minority interest plus Long-term and short-term interest bearing debt less Cash and cash equivalents less Other liquid assets. For more information see Hydro’s Annual Report for 2003 page 140.

Norsk Hydro • Second quarter 2004

HYDRO OIL & ENERGY

OPERATING INCOME (LOSS)

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	6,606	3,107	13,688	8,589	18,500
Energy and Oil Marketing	573	547	1,306	1,262	2,668
Eliminations	5	(2)	8	(24)	(25)

Total	7,184	3,652	15,002	9,827	21,143

EBITDA

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	8,990	5,228	18,583	12,998	27,624
Energy and Oil Marketing	769	1,048	1,676	1,968	4,226
Eliminations	5	(2)	8	(24)	(24)

Total	9,764	6,274	20,267	14,942	31,826

	Second quarter		First half		Year
	2004	2003	2004	2003	2003

Oil and gas production (thousands boe/d)	569	484	592	518	530
Oil price (USD/bbl)	34.70	25.50	33.10	28.72	28.70
Oil price (NOK/bbl)	238.00	178.50	227.90	202.00	202.90
Average exchange rate USD/NOK	6.85	7.00	6.88	7.03	7.07
Gas price (NOK/Sm3)	0.98	1.03	1.04	1.01	1.03
Exploration expense (NOK million)	199	416	447	806	1,577

Hydro Oil & Energy consists of the two sub-segments: ‘Exploration and Production’ and ‘Energy and Oil Marketing’.

Operating income for Oil & Energy in the second quarter was NOK 7,184 million, an increase of 97 percent compared to the same period last year. Operating income for the first half of 2004 was NOK 15,002 million compared to NOK 9,827 million for the first half of 2003.

The average realized crude oil price was USD 34.7 per barrel in the second quarter, 36 percent higher than the comparable period of the previous year. Measured in Norwegian kroner, the oil price was 33 percent higher than in the second quarter of 2003. Price developments during the quarter reflected increasing world-wide demand for crude oil, and crude oil production running close to full capacity. The oil price during the first half of 2004 was about 13 percent above the corresponding period of 2003, measured in Norwegian kroner.

The average realized gas price in the second quarter was five percent lower than in the same period in 2003, amounting to NOK 0.98 per Sm3.

Prices in the Nordic market for electric power remained stable throughout the second quarter of 2004. The spot price averaged NOK 246 per MWh, compared with NOK 230 per MWh in the same period last year. Forward prices for the supply of electric power until 2006 increased somewhat compared with the level at the end of 2003. Water reservoir levels in the Nordpool area of Norway and Sweden were around 12 percent below normal level at the end of the second quarter, but higher than at the end of the second quarter in 2003.

EBITDA for Oil & Energy in the second quarter amounted to NOK 9,764 million, an increase of 56 percent from the same period last year.

Factors affecting developments in the coming months: Oil prices are expected to remain high in 2004. Demand is expected to remain high following strong global economic growth at a time when global crude oil production is running close to full capacity. Prices on long-term gas contracts are expected to increase slightly for the remainder of the year. However, gas production during the third quarter is expected to decline compared to the second quarter. Planned maintenance shutdowns are expected to result in a production loss of around 25,000 barrels of oil per day during the third quarter. On 2 July 2004, the Federation of Oil Workers Trade Unions went on strike following unsuccessful wage negotiations with the Norwegian Ship Owners Association relating to floating rigs on the NCS. A prolonged strike could delay production drilling resulting in a potential loss of production in the second half of 2004. Based on the strong production performance in the first half, but taking into consideration uncertainties related to production regularity, gas offtake, as well as uncertainties created by the ongoing strike, Hydro is still well positioned to reach its production target of 560,000 boe per day for 2004.

Norsk Hydro • Second quarter 2004

EXPLORATION AND PRODUCTION

Operating income for Exploration and Production was NOK 6,606 million in the second quarter, slightly more than double the amount in the second quarter of 2003.

Hydro’s production of oil and gas averaged 569,000 boe per day, an increase of 85,000 boe per day compared with the second quarter of 2003. Oil production (including NGL and condensate) in the second quarter was 422,000 boe per day, an increase of 50,000 boe per day compared to the same period in 2003. The increase resulted primarily from new fields coming on stream on the NCS during the second half of 2003, including the Grane, Fram Vest and Mikkel fields. Compared to the first quarter of 2004, oil production declined by 20,000 boe per day. The reduction reflected lower production regularity compared to the unusually good regularity in the first quarter. Gas production was around 30 percent higher for the second quarter compared to the same period in 2003. The increase was primarily due to higher gas production from the Tune, Åsgard and Mikkel fields. Compared to the first quarter of 2004, gas production declined approximately 15 percent due to seasonal variations in demand.

Operating income for the first half of 2004 was 59 percent higher than in the corresponding period of the prior year, reflecting increased oil and gas production and higher prices.

Production costs1)averaged NOK 18.5 per boe produced for the first six months of 2004 compared to NOK 20.7 for 2003 as a whole. The decline primarily related to increased production and strong cost control. Production cost per boe produced are expected to increase in the third quarter compared with the second quarter, due to lower production, higher maintenance costs, and increased purchase of gas for injection into the Grane field.

Exploration costs of NOK 199 million were charged to the results for the quarter, compared with NOK 416 million in the second quarter of 2003. For the first six months of 2004, exploration costs amounted to NOK 447 million compared to NOK 806 million in the corresponding period of 2003. During the second quarter, a successful well was drilled on the Linerle field (licence 128) next to the Norne field on the NCS. Two wells on block 186 in Libya were completed in the quarter, resulting in commercial discoveries. Costs relating to four dry wells drilled on the NCS (Alve-PL159, Brontes-PL272, Epsilon-PL057 and Beluga-PL266) were expensed during the quarter. During the second quarter, Hydro was awarded four new licences in the 18th concession round on the NCS, including operatorship of two of the licenses. Hydro also entered into a cooperation agreement with the German energy company Winter-shall AG covering future exploration, development and production in Libya, positioning Hydro for future growth in this important oil and gas area. Total exploration activity during the quarter was considerably lower than in the corresponding period of 2003.

Projects under development: The Ormen Lange project is proceeding according to plan. Construction work relating to gas processing facilities located in Nyhamna, Aukra, on the northwest coast of Norway, started during April. The Plan for Development and Operations (PDO) for the Norne-satellites project, was submitted in May, and approved by the Norwegian authorities in the beginning of July. The field is expected to begin production in the autumn of 2005. The first well in the D-Field development on the Murzuq field in Libya began production in June.

Business Development: The Russian gas producing company OAO Gazprom has selected Hydro as a possible preferred partner in developing the giant Shtokman gas field located in the Russian Bar-ents Sea. Hydro is currently in negotiations with Gazprom. In January 2004, Hydro entered into an agreement to sell its ten percent interest in the Snøhvit field to Statoil. The sale has been approved by the Norwegian authorities and will be reflected in the results after the final settlement of related agreements, which is expected during the second half of 2004. The sale is expected to result in a gain of roughly NOK 100 million after tax. At the same time, Hydro also agreed to purchase a two percent share in the Kristin field from Statoil. The purchase is expected to be completed during the second half of 2004.

EBITDA for Exploration and Production in the second quarter was NOK 8,990 million, an increase of 72 percent compared to the same period in 2003.

ENERGY AND OILMARKETING

Operating income for Energy and Oil Marketing was NOK 573 million in the second quarter of 2004, an increase of five percent compared with the same period last year.

Operating income from Power activities decreased by NOK 118 million in the second quarter of 2004, compared with the same period in 2003. The decline reflected lower results for Power sourcing and trading activities, and a reduction in value of certain power sourcing contracts. Power production in the second quarter of 2004 was 1.8 TWh, an increase of 12 percent compared with the same period in 2003. Hydro’s reservoir levels at the end of the second quarter were slightly lower than in the second quarter of 2003, and lower than normal.

Operating income from Gas activities was NOK 13 million higher in the second quarter of 2004 than in the same period last year. The underlying performance for Gas Sourcing and Marketing was negative in the second quarter of 2004.

Operating income from Oil Trading activities decreased by NOK 22 million in the second quarter of 2004, compared with the same period last year. The reduction mainly reflected the discontinued refining operations following the sale of the Company’s interest in Skandinaviska Raffinaderi AB (Scanraff) in 2003.

Operating income for Oil Marketing was NOK 119 million higher in the second quarter of 2004 compared with the same period last year. The result for the second quarter of 2004 included inventory gains of NOK 31 million compared to an inventory loss of NOK 113 million in the same period in 2003.

1)	Production cost is comprised of the cost of operating fields, including CO2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation.

Norsk Hydro • Second quarter 2004

Operating income for Energy and Oil Marketing for the first half of 2004 amounted to NOK 1,306 million compared to NOK 1,262 million for the first six months of 2003. Gas activities suffered from weak results compared to the prior year. Power activities showed higher results compared to the corresponding period of the prior year, which included a loss from mark-to-market valuation of its power contracts following the unusually high electricity prices at the beginning of 2003.

EBITDA for Energy and Oil Marketing was NOK 769 million in the second quarter of 2004, a decrease of 27 percent compared with the same period of 2003. EBITDA in the second quarter of last year was positively affected by a gain of NOK 326 million relating to the sale of the Company’s interest in the Sundsfjord Kraft ANS for 20.2 percent of the shares of SKS Produksjon AS. The results from Hydro Texaco were negatively impacted by intense gasoline price competition in Denmark.

HYDRO ALUMINIUM

OPERATING INCOME (LOSS)

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Metals	855	542	1,844	1,114	2,293
Rolled Products	278	53	426	53	132
Extrusion and Automotive	166	(10)	327	42	98
Other and eliminations1)	(30)	(21)	301	8	(67)

Total	1,269	564	2,898	1,217	2,456

EBITDA

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Metals	1,354	1,124	2,883	2,171	4,298
Rolled Products	456	215	791	383	835
Extrusion and Automotive	556	300	1,068	629	1,432
Other and eliminations1)	(31)	(20)	301	8	(67)

Total	2,335	1,619	5,043	3,191	6,498

	Second quarter		First half		Year
	2004	2003	2004	2003	2003

Aluminium price realized LME (USD/tonne)	1,657	1,417	1,593	1,413	1,440
USD/NOK, realized2)	7.10	7.33	7.12	7.29	7.25
Primary production (Kmt)	387	360	771	703	1,473

1)	Includes urealized gains and losses on LME-contracts. The effects of these contracts are included in the results for the segment when realized.
2)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss (excluding hedge contracts) and not included in EBITDA.

The Aluminium business area is comprised of the sub-segments Metals (Primary Metals and Metal Products), Rolled Products, and Extrusion and Automotive (including the North America unit).

Norsk Hydro • Second quarter 2004

Aluminium’s operating income in the second quarter of 2004 was NOK 1,269 million compared to NOK 564 million in the second quarter of the previous year. There was a significant improvement in all sub segments. Operations benefited from positive market conditions in general, higher aluminium prices, higher activity level and the effects of improvement programs. The average market price for aluminium increased from USD 1,379 per tonne in the second quarter last year, to USD 1,687 per tonne this quarter. Volumes increased due to increased demand and new capacity with a positive effect of around NOK 600 million. A reduction in the average NOK/USD exchange rate to 6.86 in second quarter compared with 7.02 in the corresponding period last year impacted results negatively.

Western World shipments of primary metal increased an estimated nine percent in the second quarter this year, compared to the same period last year. The corresponding production increased approximately five percent. Net exports of primary metal from China are expected to be somewhat lower than last year due to power constraints and high alumina prices. Reported inventories, including producer’s inventories (reported from International Aluminium Institute) and London Metal Exchange (LME) inventories, declined significantly during the first half of 2004. Some build-up of inventories in the new European Union (EU) member states (countries acceding 1 May 2004) to avoid the six percent duty on non-EU imports of aluminium is now apparent in the reported stocks. It is assumed that a rather large increase in unreported inventories has also taken place. Hydro’s production of primary metal increased approximately eight percent, from 360,000 tonnes in the second quarter of 2003 to 387,000 tonnes in the current quarter.

The rolled products market in Western Europe developed positively in the second quarter compared to last year, with an estimated increase in shipments of approximately three percent. For the first half of 2004, shipments were on the same level as last year. There was continued pressure on margins. Hydro’s shipments in Western Europe increased by two percent compared to the second quarter last year, with growth in Germany and UK offsetting a decline in Italy and France. The market for standard products, such as general engineering and building products, remained weak, but markets for packaging, lithographic sheet and heat exchangers for the automotive industry were relatively strong in the second quarter. Approximately 80 percent of Hydro’s sales are within Europe. The US market was strong, with significant shipment increases, both for the quarter isolated and for the first half of 2004, compared to the corresponding periods of 2003.

The market for general extrusions in Europe continued to improve. According to CRU International (consultants providing industry analyses ), general shipments increased by approximately two percent in the second quarter and first half of 2004 compared to the corresponding periods in the previous year. Hydro’s sales were significantly higher in the same periods of 2004, reflecting strong performance in France, Spain, Italy and Germany. European building and construction continued to improve in the second quarter. However, European extrusion margins were under pressure due to increased metal costs. Measured in NOK, margins showed a slightly positive development. According to CRU, apparent consumption of extrusions in the US market increased approximately 10 percent both for the quarter isolated and for the first six months of 2004, compared to the corresponding periods of the previous year. Hydro’s US orders and shipments recovered during the second quarter.

Global light vehicles sales increased by approximately three percent in the second quarter compared to last year, based on preliminary figures. Europe largely followed the global trend. Asian producers continued to take market shares, particularly in the US, and Sports Utility Vehicles (SUVs) continued to grow on a relative basis, while Hydro’s US market position is strong in passenger cars of domestic brands. Volume growth continued for Hydro’s automotive business.

Sale of businesses: During the second quarter, Hydro Aluminium entered into an agreement to sell its German based alumina business for approximately NOK 700 million. The business consists of a 50 percent share in Aluminium Oxid Stade GmbH (AOS – total production capacity 850,000 tonnes), the related chemical grade alumina business and the dedicated bauxite supply source represented by Hydro’s 10 percent share in Halco (Mining) Inc. AOS will continue to provide alumina on long-term supply agreements to Hydro. The transaction was completed and recorded in the second quarter of 2004, resulting in a pre-tax gain of approximately NOK 20 million.

Operating income for the first half of 2004 was NOK 2,898 million compared to NOK 1,217 million for the first half of 2003. The major contributors to the improved results in the second quarter isolated also impacted the first half of 2004. In addition, operating income increased by NOK 340 million in the first quarter resulting from higher mark to market gains on LME contracts due to increased aluminium prices. For the first half of 2004, this effect constituted a gain of NOK 368 million reported under Other and eliminations.

EBITDA for the second quarter 2004 was NOK 2,335 million compared to NOK 1,619 million for the same period last year. Results from non-consolidated investees were NOK 86 million compared to NOK 208 million last year. The amounts include an unrealized currency loss of NOK 65 million compared to a NOK 170 million gain last year related to the Company’s investment in Alunorte in Brazil. Results relating to other non-consolidated investees showed a positive development. For the first half of 2004, EBITDA was NOK 5,043 million (NOK 3,191 million).

Factors affecting developments in the coming months: Early in July, aluminium (three-month LME price) was trading around USD 1,750 per tonne, supported by declining LME stocks and some short-term supply disruptions. Overall industrial production is expected to increase in the Western World by about four percent this year. Aluminium shipments normally follow developments in industrial production over time. As consumer inventories are filled, shipments growth is expected to gradually level off.

Indicators for US rolled products and extrusion markets are positive. In Europe the situation is characterized by a relatively weak rolled products market and an improving extrusion market. Some further increase in activity level compared to the prior year is expected within the automotive sector, but at a moderate pace. Results in the rolled products sub segment are expected to be significantly lower in the second half of 2004 due to negative seasonal effects and inventory gains realized during the first half of the year, which is not expected for the second half.

Improvement programs: On 13 May, Hydro’s Corporate Assembly approved a cost improvement program for the Company’s Norwegian smelter system. As previously announced the program targets annual cost reductions of NOK 350-400 million, with full effect from the second quarter of 2005. The total estimated cost of the program is NOK 800 million. The charge is expected to be recorded in the second half of 2004. In addition, a decision was made to close down Hydro Aluminium Motorcast Ltd., the Company’s automotive plant located in Leeds, UK. Most of the remaining expected charge of NOK 220 million related to the closure of the plant is expected to be incurred in second half of the year.

Norsk Hydro • Second quarter 2004

METALS

For the second quarter of 2004, Hydro’s realized aluminium price strengthened to USD 1,657 per tonne compared to USD 1,417 per tonne for the same quarter of 2003. The realized NOK/USD exchange rate declined by three percent to NOK 7.10 over the same period. Measured in Norwegian kroner, the realized aluminium price improved by approximately 13 percent. The realized price and exchange rate includes the effect of hedges.

Operating income for the second quarter was NOK 855 million (NOK 542 million). The increase was mainly due to higher aluminium prices and higher volumes. The increased volumes were attributable to new capacity ramp-up, high capacity utilization and new commercial supply contracts. Improved margins contributed approximately NOK 260 million to the results for the second quarter of 2004 compared with the same period of 2003. Higher aluminium prices and product premiums measured in USD were partly offset by the impact of lower USD/NOK exchange rates and higher raw materials and energy costs.

Realized effects of hedges, which are comprised of LME future contracts and US dollar forward contracts, positively impacted the results by NOK 91 million (NOK 160 million) in the second quarter. LME future contracts are spread evenly over the quarters, while the amounts of US dollar forward contracts are lower in the third and fourth quarter.

Results for Sourcing and Trading reduced the reported operating income for Metals in the second quarter due to realized losses related to LME contracts. Sourcing and Trading avticities also incurred significant unrealized gains on LME contracts during the quarter. However, such gains are reported as part of Other and eliminations along with other unrealized gains and losses on LME contracts in Aluminium. For the first half year, realized effects of such LME contracts were insignificant.

Volumes for Hydro’s primary smelter production increased approximately eight percent compared to the second quarter of 2003, mainly due to the new capacity from Sunndal, Norway. Volumes for casthouse products were also higher, reflecting improved capacity utilization and new supply contracts in addition to the new capacity. In total, higher shipments improved results by approximately NOK 180 million compared with the second quarter of 2003.

Fixed costs were approximately NOK 25 million higher compared to the second quarter 2003. Fixed costs relating to European production facilities in local currency were largely unchanged. However, fixed costs measured in NOK for these units increased due to stronger EUR/NOK exchange rates. Depreciation also increased due to new capacity.

The consolidation of Slovalco from 1 January 2004, increased operating income in the first half of 2004 by NOK 195 million. See also discussion on “Change in Accounting Principles” – “Consolidation of Variable Interest Entities” in this report.

Operating income for Metals in the first half 2004 amounted to NOK 1,844 million (NOK 1,114 million). The improvement reflected a 13 percent increase in realized aluminium prices measured in US dollars together with increased capacity and improved capacity utilization, offsetting a two percent decline in the realized USD/NOK exchange rate.

EBITDA for Metals in the second quarter of 2004 was NOK 1,354 million (NOK 1,124 million). Developments for the quarter include the currency effects relating to Alunorte.

Hydro’s expansion projects are progressing according to plan and within budget. The expansion of the aluminium plant in Sunndal, Norway, is nearing completion. Start-up of the remaining section began on 4 June and is expected to reach full capacity during the third quarter.

ROLLED PRODUCTS

Operating income for Rolled Products for the second quarter amounted to NOK 278 million, an improvement of NOK 225 million compared to the same period of last year. The positive development mainly reflected increased volumes, cost reductions and improved margins measured in Norwegian kroner. The margin increases resulted primarily from inventory gains resulting from increased metal prices, amounting to NOK 121 million in the quarter, compared to a loss of NOK 70 million in the same period in 2003.

Margins measured in Euro decreased in the quarter. However, the decline was partly offset by a shift towards higher margin products such as lithographic sheet and foil.

Sales volume increased by two percent during the quarter, improving operating income by NOK 28 million compared to the same period last year.

Fixed costs measured in NOK increased slightly due to stronger EUR/NOK exchange rates, which was partly offset by positive cost developments from improvement programs.

Operating income for Rolled Products in the first half of 2004 was NOK 426 million compared to NOK 53 million last year. The improvement mainly resulted from inventory gains of NOK 138 million in the first half of the year compared to losses of NOK 89 million in first half of 2003, as well as NOK 97 million relating to a four percent increase in shipments.

EBITDA for Rolled Products in the second quarter of 2004 amounted to NOK 456 million compared to NOK 215 million in the second quarter of 2003. For the first half of 2004, EBITDA was NOK 791 million compared to NOK 383 million in the first half of last year.

Hydro has decided to upgrade and expand its aluminium rolling mill in Slim, Italy. The upgrade will increase capacity roughly 10 percent to 90,000 tonnes. Total investments are estimated to be EUR 49 million (NOK 410 million).

EXTRUSION AND AUTOMOTIVE

Operating income for Extrusion and Automotive for the second quarter was NOK 166 million compared with a loss of NOK 10 million last year. The improvement resulted from a better business climate and improved capacity utilization, as well as capacity increases, with improved volumes in all sectors. In addition, the corresponding quarter last year included a negative impact of NOK 140 million relating to a loan loss provision. In the second quarter of 2004, a decision was taken to close the castings plant in Leeds in the UK. Related costs of NOK 46 million were included for the period.

Margins in local currencies decreased or remained unchanged in the quarter with downward pressure on margins for the major products. Positive currency effects from the stronger Euro partly offset the negative developments.

Total volumes in the second quarter increased. General extrusion volumes showed significant growth both in Europe and the US. Volume developments for Automotive related to increased volumes for cylinder heads and motor blocks, new capacity coming on stream for Precision Tubing and high capacity utilization in European crash management programs.

Norsk Hydro • Second quarter 2004

Fixed costs increased in the quarter due to new capacity coming on stream, a higher activity level and currency effects of the stronger Euro, which was partly offset by a positive cost development from improvement programs.

Operating income for the first half of 2004 for Extrusion and Automotive was NOK 327 million (NOK 42 million). The improvement mainly reflected volume growth and increased margins measured in Norwegian kroner which offset margin declines measured in local currency. Operating income for the first half of 2003 was also negatively impacted by non-recurring items.

EBITDA for the second quarter for Extrusion and Automotive amounted to NOK 556 million (NOK 300 million). In addition to the factors described above, the increase reflected improved earnings from non-consolidated investees and increased depreciation. EBITDA for the first half 2004 was NOK 1,068 million compared to NOK 629 million for the first half of 2003.

OTHER ACTIVITIES

OPERATING INCOME (LOSS)

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Petrochemicals	(9)	36	64	37	(8)
Other	56	(136)	76	(136)	(396)

Total	47	(100)	140	(99)	(404)

EBITDA

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Petrochemicals	87	132	298	225	401
Other	137	156	406	303	712

Total	224	288	704	528	1,113

Other activities comprises BioMar Holding A/S (formerly Treka AS), Hydro Business Partner, the casualty insurance company Industriforsikring, Petrochemicals, Pronova and VAW Flexible Packaging (sold in 2003).

PETROCHEMICALS

Petrochemicals incurred an operating loss of NOK 9 million in the second quarter of 2004, a decrease of NOK 45 million compared with the corresponding period of the previous year. EBITDA was NOK 87 million, a decline of NOK 45 million. The reduction was mainly due to higher raw material costs combined with lower caustic soda prices, partly offset by higher S-PVC prices and volumes. Results from non-consolidated investees were approximately NOK 8 million lower compared to the same period of 2003. Volumes declined as a result of a planned maintenance shutdown in Qatar Vinyl Company during the quarter.

In June 2004, the non-consolidated investee Noretyl AS announced an expansion of production capacity of ethylene by 100,000 tonnes. The expansion is expected to be completed in the second half of 2005 at a total cost of NOK 600 - 700 million. Hydro owns 50 percent of Noretyl.

The Noretyl expansion, together with the ongoing construction of a new chlorine plant at the Company’s Rafnes site, will strengthen Petrochemicals’ feedstock supply for its total downstream production.

In the first half of 2004 operating income increased by NOK 27 million while EBITDA increased by NOK 73 million compared with the same period in the previous year. The improvement was mainly due to higher S-PVC prices and volumes, partly offset by higher raw material costs. Results from non-consolidated investees were approximately NOK 34 million higher compared to the same period of 2003. The improvement was mainly due to higher product prices in Asia, which is the main market for Qatar Vinyl Company.

CORPORATE ACTIVITIES AND ELIMINATIONS

Corporate activities and eliminations incurred an operating loss of NOK 210 million in the second quarter of 2004, compared to an operating loss of NOK 127 million in the same period of the previous year. The first half year included an operating loss of NOK 474 million compared to an operating loss of NOK 974 million in the first half of 2003. The change in results primarily reflected the effects of the elimination of unrealized gains on power purchase contracts.

Hydro Energy is responsible for ensuring the supply of electricity for the Company’s own consumption, and has entered into sales contracts with other units in the Group. Certain of these contracts are recognized at market value by Hydro Energy. Increases in the forward prices for electricity result in an increased market value of these internal sales contracts and to unrealized losses for Hydro Energy. Declines in forward prices have the opposite effect. For other Hydro units, the related internal purchase contracts are regarded as normal purchase agreements and are not recognized at market value. The elimination of the market value adjustment within Hydro Energy resulted in a positive effect on the operating income

Norsk Hydro • Second quarter 2004

for Corporate Activities and Eliminations of NOK 198 million in the second quarter of 2004, mainly as a result of higher forward prices. The elimination in the second quarter of 2003 resulted in a positive effect on the operating income for Corporate Activities and Eliminations of NOK 156 million. For the first half of 2004, elimination of unrealized effects on internal power contracts resulted in a positive effect of NOK 352 million, compared to a charge of NOK 150 million for the first half of 2003. The power purchase contracts have a duration of up to 10 years and can result in significant unrealized gains and losses, impacting the results in future periods. This will depend on trends in forward prices for electricity and changes in the contract portfolio.

FINANCE

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Interest income	201	172	385	544	1,005
Dividends received / net gain (loss) on securities	21	169	139	178	285

Interest income and other financial income	222	341	524	722	1,290

Interest expense	(600)	(670)	(1,165)	(1,383)	(2,782)
Capitalized interest	166	184	298	362	715
Net foreign exchange gain (loss)	(226)	318	(680)	(151)	1,035
Other	(9)	(21)	(48)	(49)	(104)

Interest expense and foreign exchange gain/(loss)	(669)	(189)	(1,595)	(1,221)	(1,136)

Net financial income (expense)	(447)	152	(1,071)	(499)	154

Net financial expenses for the second quarter were NOK 447 million including a net foreign currency loss of NOK 226 million. During the quarter, the US dollar strengthened slightly against the Norwegian krone and Euro resulting in unrealized currency losses on the Company’s US dollar denominated debt. The US dollar also strengthened ten percent against the Australian dollar and three percent against the Canadian dollar resulting in currency losses for Hydro’s Australian and Canadian operations. Lower net interest-bearing debt contributed to a reduction in net interest expenses compared to the same period last year.

Net financial expenses for the first half of 2004 were NOK 1,071 million including a net foreign currency loss of NOK 680 million. The currency loss mainly reflected a stronger US dollar against the Norwegian kroner and Euro. However, the US dollar also strengthened against the Australian dollar and Canadian dollar, contributing to currency losses for the period. Net interest cost for the first six months of 2003 included interest income of NOK 148 million related to tax recoveries during the period.

Net interest-bearing debt at the end of the second quarter of 2004 was NOK 4.7 billion, compared to NOK 3.8 billion at the end of the first quarter. Tax and dividend payments constituted the major cash outflows during the quarter amounting in total to NOK 10 billion.

Hydro’s debt/equity ratio, defined as net interest-bearing debt (including net unfunded pensions obligations, after tax, and the present value of operating lease obligations) divided by equity plus minority interest was 0.20 at the end of the second quarter, compared to 0.18 at the end of the first quarter of 2004.

TAX

The provision for current and deferred taxes for the first half of 2004 amounted to NOK 11,391 million, approximately 68 percent of income from continuing operations before tax. The amount consists mainly of current taxes. The equivalent amounts for the first half of 2003 were NOK 4,711 million and 59 percent.

The tax rate for the first half of 2003 was heavily influenced by the effect of amended regulations relating to the tax treatment of expenses incurred in removing oil and gas installations from the Norwegian Continental Shelf. As a result, Income from continuing operations before tax for the period included a negative non-recurring amount of NOK 2,207 million, offset by a positive non-recurring amount of NOK 2,380 million included in tax expense. Excluding the effect of the change in regulations, the tax rate was 69 percent of the pre-tax result for the period.

The high tax percent in both 2004 and 2003 results from oil and gas activities in Norway which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.

DISCONTINUED OPERATIONS

Income from discontinued operations amounted to NOK 1,083 million for the first half of 2004, all relating to the first quarter of the year. Income from discontinued operations for 2003 amounted to NOK 515 million in second quarter and NOK 1,146 million in the first half of the year. The amounts relate to activities transferred to Yara International ASA in the transaction completed 24 March 2004. All results directly connected to the demerged operations as well as the demerger transaction costs and gains are included in Income from discontinued operations. The amounts include Yara’s results for the period up to its listing on the Oslo Stock Exchange and the direct costs of the demerger. The amounts also include Hydro’s gain from the sale of its 20 percent shareholding in Yara, amounting to NOK 385 million after tax. The effects of internal transactions, including interest and currency gains and losses, are excluded from Income from discontinued operations. Previous periods have been adjusted in order to present the results on a comparable basis. Further information relating to the discontinued operations and further specification of related amounts can be found on page 19 of this report.

Oslo, 19 July 2004
Board of Directors

Norsk Hydro • Second quarter 2004

LIQUIDITY AND CAPITAL RESOURCES

Hydro’s cash holdings (cash and cash equivalents) as of June 30, 2004 were NOK 26,773 million, an increase of NOK 11,900 million, compared to its cash position as of December 31, 2003.

Net cash provided by operating activities was NOK 12,217 million for the six months ended June 30, 2004 compared to NOK 11,262 million in the corresponding period of the prior year. The higher figure for the first six months of 2004 reflected the higher earnings during that period compared to the corresponding period of the prior year.

Net cash used in investing activities in the first half of 2004 amounted to NOK 5,948 million compared to NOK 1,715 million for the same period of the prior year. Lower proceeds from the sale of short and long-term investments resulted in higher net cash used in investing activities.

Net cash used in financing activities was NOK 4,037 million in the first half of 2004 compared to net cash used in financing activities of NOK 5,163 million for the corresponding period of the prior year. Cash payments for repurchase of ordinary shares and dividends were higher by NOK 829 million in 2004, however, substantially higher proceeds from loans in 2004 resulted in an overall decline in net cash used in financing activities for the six months ended June 30, 2004.

Net cash provided by discontinued operations was NOK 9,574 million in the first half of 2004. This includes cash flows from activities transferred to Yara International ASA. See the section “Discontinued Operations” on pages 19-20 for further analysis of this item.

DISCLOSURES ABOUT MARKET RISK

Reference is made to Item 11 in the Company’s Form 20-F for the year ended December 31, 2003 (the 2003 20-F).

During the first six months of 2004, the Company’s positions in certain aluminum, energy, and other financial instruments, and their related market prices, have changed in such a manner that the Company’s exposure to commodity price and interest rate risk has increased and decreased, respectively.

The increase in commodity price risk was mainly due to the change in fair value of Hydro’s oil and gas positions compared to year-end 2003. The effect resulted in an overall increase in the hypothetical loss in the fair value of Hydro’s commodity instruments.

The decrease in interest rate risk was due to Hydro’s financial instruments. An increase in cash positions and the reduction of long-term debt have reduced the negative fair value of financial instruments compared to year-end 2003. This resulted in an overall decrease in the hypothetical loss in the fair value of Hydro’s financial instruments.

These factors have led to an increase and decrease in the hypothetical losses in the fair value of commodity instruments and financial instruments, respectively, as disclosed in the sensitivity analysis provided under Item 11 in the 2003 20-F. As discussed in the 2003 20-F, the hypothetical loss does not include, among other things, certain positions necessary to reflect the net market risk of the Group. Therefore, Hydro’s management cautions against relying on the information presented.

The remaining activities for the first six months of 2004 have not materially affected the other hypothetical losses in the fair value that were disclosed in the sensitivity analysis provided under Item 11 in the 2003 20-F.

FORWARD LOOKING STATEMENTS

In order to utilize the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Hydro is providing the following cautionary statement:

This document contains (and oral communications made by or on behalf of Hydro may contain) forecasts, projections, estimates, statements of managements’ plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, targeted production volumes, capacity or rate, start-up costs, cost reductions, profit objectives, and various expectations about future developments in Hydro’s markets (particularly prices, supply and demand, and competition), results of operations, margins, risk management and so forth. These forward-looking statements are based on a number of assumptions and forecasts, including world economic growth and other economic indicators (including rates of inflation and industrial production), trends in Hydro’s key markets, and global oil and gas, aluminum and fertilizer supply and demand conditions. By their nature, forward-looking statements involve risk and uncertainty and various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. For a detailed description of factors that could cause Hydro’s actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2003, and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

Norsk Hydro • Second quarter 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Norsk Hydro ASA
Oslo, Norway

We have reviewed the accompanying condensed consolidated balance sheets of Norsk Hydro ASA and its subsidiaries as of June 30, 2004 and 2003, and the related condensed consolidated statements of income and of cash flows for the three month and six-month periods then ended. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Norsk Hydro ASA and subsidiaries as of December 31, 2003, and the related consolidated statements of income, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 2, 2004, except for Notes 1 and 2 for which the date is June 30, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of December 31, 2003, and for the year then ended, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they were derived.

Deloitte Statsautoriserte Revisorer AS

Oslo, Norway
July 19, 2004

Norsk Hydro • Second quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Second quarter			First half			Year
	2004	2004	2003	2004	2004	2003	2003
Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK	NOK

Operating revenues	38,250	4,550	31,354	77,848	9,260	67,117	133,761
Depreciation, depletion and amortization	3,592	427	3,258	7,288	867	6,616	13,947
Other operating costs	26,368	3,137	24,107	52,994	6,304	50,530	98,189

Operating income	8,290	986	3,989	17,566	2,089	9,971	21,625
Equity in net income of non-consolidated investees	121	14	246	252	30	433	620
Financial income (expense), net	(447)	(53)	152	(1,071)	(127)	(499)	154
Other income (loss), net	—	—	(1,881)	110	13	(1,881)	(1,253)

Income from continuing operations before tax and minority interest	7,964	947	2,506	16,857	2,005	8,024	21,146
Income tax expense	(5,605)	(666)	(735)	(11,391)	(1,355)	(4,711)	(12,922)
Minority interest	(135)	(16)	38	(107)	(13)	66	151

Income from continuing operations before cumulative effect of change in accounting principle	2,224	265	1,809	5,359	637	3,379	8,375
Income from discontinued operations	—	—	515	1,083	129	1,146	2,312

Income before cumulative effect of change in accounting principle	2,224	265	2,324	6,442	766	4,525	10,687
Cumulative effect of change in accounting principle	—	—	—	—	—	281	281

Net income	2,224	265	2,324	6,442	766	4,806	10,968

Earnings per share from continuing operations before cumulative effect of change in accounting principle (in NOK and Euro)	8.70	1.03	7.00	21.00	2.50	13.10	32.50
Earnings per share from discontinued operations (in NOK and Euro)	—	—	2.00	4.20	0.50	4.40	9.00
Earnings per share before change in accounting principle (in NOK and Euro)	8.70	1.03	9.00	25.20	3.00	17.50	41.50
Earnings per share (in NOK and Euro)	8.70	1.03	9.00	25.20	3.00	18.60	42.60

Average number of outstanding shares	255,508,793	255,508,793	258,188,527	255,620,507	255,620,507	258,075,160	257,528,511

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 June 2004, which was 8.4067.

Norsk Hydro • Second quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	30 June		31 December
	2004	2004	2003	2003
Million, except per share data	NOK	EUR1)	NOK	NOK

ASSETS
Cash and cash equivalents	26,773	3,185	11,717	14,873
Other liquid assets	1,487	177	1,553	1,553
Receivables	36,435	4,334	33,587	33,444
Inventories	12,093	1,438	12,036	12,024
Current assets discontinued operations	—	—	13,134	13,789

Total current assets	76,788	9,134	72,027	75,683

Property, plant and equipment, less accumulated depreciation, depletion and amortization	109,401	13,014	107,242	107,779
Other assets	23,314	2,773	26,153	23,390
Non-current assets discontinued operations	—	—	11,253	11,777

Total non-current assets	132,715	15,787	144,648	142,946

Total assets	209,503	24,921	216,675	218,629

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank loans and other interest bearing short-term debt	4,537	540	5,958	5,273
Current portion of long-term debt	995	118	719	1,212
Other current liabilities	41,790	4,971	37,702	37,725
Current liabilities discontinued operations	—	—	5,799	6,129

Total current liabilities	47,322	5,629	50,178	50,339

Long-term debt	27,390	3,258	31,873	28,403
Other long-term liabilities	16,354	1,945	14,784	15,287
Deferred tax liabilities	33,069	3,934	32,983	32,796
Long-term liabilities discontinued operations	—	—	2,664	3,064

Total long-term liabilities	76,813	9,137	82,304	79,550

Minority interest	1,748	208	640	564
Minority interest discontinued operations	—	—	112	96

Minority shareholders’ interest in consolidated subsidiaries	1,748	208	752	660

Shareholders’ equity	83,620	9,947	83,441	88,080

Total liabilities and shareholders’ equity	209,503	24,921	216,675	218,629

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 June 2004, which was 8.4067.

Norsk Hydro • Second quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended 30 June			Year
	2004	2004	2003	2003
Million	NOK	EUR1)	NOK	NOK

Operating activities:
Net income	6,442	766	4,806	10,968
Adjustments:
Depreciation, depletion and amortization	7,288	867	6,616	13,947
Other adjustments	(1,513)	(180)	(160)	(2,142)

Net cash provided by operating activities	12,217	1,453	11,262	22,773

Investing activities:
Purchases of property, plant and equipment	(6,958)	(828)	(6,549)	(14,537)
Purchases of other long-term investments	(399)	(47)	(211)	(684)
Net sales (purchases) of short-term investments	(7)	(1)	1,115	1,136
Proceeds from sales of property, plant and equipment	374	45	285	647
Proceeds from sales of other long-term investments	1,042	124	3,645	6,384

Net cash used in investing activities	(5,948)	(707)	(1,715)	(7,054)

Financing activities:
Loan proceeds	2,213	263	110	264
Principal repayments	(2,724)	(324)	(2,613)	(5,167)
Ordinary shares purchased	(729)	(87)	—	(555)
Ordinary shares issued	14	2	51	77
Dividends paid	(2,811)	(334)	(2,711)	(2,711)

Net cash used in financing activities	(4,037)	(480)	(5,163)	(8,092)

Foreign currency effects on cash flows	94	11	544	702

Net cash provided by discontinued operations	9,574	1,139	1,242	997

Net increase in cash and cash equivalents	11,900	1,416	6,170	9,326
Cash and cash equivalents at beginning of period	14,873	1,769	5,547	5,547

Cash and cash equivalents at end of period	26,773	3,185	11,717	14,873

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 June 2004, which was 8.4067.

Norsk Hydro • Second quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

Notes to the condensed consolidated financial statements

1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements and notes should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December, 2003 included in Norsk Hydro’s Annual Report on Form 20-F. The condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP). The interim financial statements are unaudited and reflect all adjustments which are, in the opinion of management, necessary to present fairly the results of operations for the periods presented.

2. COMPREHENSIVE INCOME

Total comprehensive income is comprised of net earnings, net unrealized gains and losses on securities available for sale, net foreign currency translation adjustments, net investment hedges, cash flow hedges, and minimum pension liability adjustment. Total comprehensive income for the six months ended June 30, 2004 and 2003, was NOK 6,573 million and NOK 10,219 million, respectively. Higher net income in the first half of 2004, together with substantially lower foreign currency translation gain, resulted in an overall decrease of NOK 3,646 million in total comprehensive income for the first half of 2004 compared to the corresponding period of the prior year.

Total comprehensive income for the year ended December 31, 2003 was NOK 15,413 million.

3. RESTRUCTURING COSTS

In October of 2001 Hydro discontinued production of primary magnesium in Norway. As a result, Hydro closed the Porsgrunn magnesium production facilities in March of 2002, and started the clean-up and dismantling work. Dismantling and clean-up work is expected to be finalized in 2004. As part of the closure of the magnesium plant facilities, restructuring costs totaling NOK 921 million were recognized at the end of 2001; of this amount, NOK 261 million was charged as an impairment loss on the plant facilities, the remaining NOK 660 million of restructuring costs included termination costs for customer and supplier agreements, work-force reduction costs, and dismantling and clean-up costs. At the same time NOK 40 million related to write down of inventories due to obsolescence was expensed. Hydro recorded additional restructuring costs of NOK 59 million related to a work-force reduction in 2002. The initial restructuring accrual was reduced by NOK 69 million during 2002 due to the reversal of certain accruals relating to contract termination costs that were lower than originally anticipated.

The following table summarizes the types and amounts recognized as accrued expenses for the restructuring together with changes in the accrual for the twelve-month periods ended December 31, 2002 and December 31, 2003, and the six-month period ended June 30, 2004.

Amounts in	Demolition	Workforce	Shutdown costs	Contract
NOK million	Costs	severance	of operations	termination	Total

31 December, 2001	316	130	98	116	660

Additions/(Deductions)1)	—	59	—	(69)	(10)
Payment	(41)	(171)	(98)	(47)	(357)
31 December, 2002	275	18	—	—	293

Payment	(131)	(18)	—	—	(149)
31 December, 2003	144	0	—	—	144

Payment	(50)	—	—	—	(50)
30 June, 2004	94	—	—	—	94

1)	Charged to the income statement

Norsk Hydro • Second quarter 2004

4. INVENTORIES

	June 30,		December 31,
in NOK million	2004	2003	2003

Finished goods	4,365	4,438	3,936
Work in progress	2,436	2,639	2,332
Raw materials	5,292	4,959	5,756

Total	12,093	12,036	12,024

5. CONTINGENCIES

Tax Claim Relating to Kharyaga Field

Total, the operator for the Kharyaga field located in Northwest Russia, has received from the Ministry of Taxes and Revenues of the Russian Federation, a claim for tax and the Russian State’s share of the revenues from oil extracted under the Petroleum Production Sharing Agreement for this field. Hydro’s share of the claim is approximately USD 30 million. The claim stems from the unwillingness of the joint committee for the Kharyaga project to approve audited accounts relating to the field for 2001 and 2002, and the work program and budget for 2002, submitted by Total, as the field operator. The Russian tax authorities have taken the position that all revenues from the project technically represented profit, and thus could not be included in the PSA’s cost recovery category. The joint committee has also been unwilling to approve the work programs and budgets for 2003 and 2004, but no claim has been made related to these periods. Total has filed a lawsuit with an international arbitration court in Stockholm to have spending on the development of the Kharyaga field recognized. The case is expected to be heard by the Stockholm Arbitration Court in July 2005.

Zero-Rate Electricity Tax

The European Free Trade Association (EFTA) Surveillance Authority (ESA) recently completed a formal investigation procedure against the Norwegian State to determine if the former zero-rate electricity tax applicable to Norwegian industry was in accordance with state aid rules included in the European Area Agreement (the EEA Agreement). Based on this investigation, ESA issued a ruling on June 30, 2004, reflecting its determination that the exemption of certain Norwegian businesses from the electricity tax constituted illegal state aid under the EEA agreement. The ruling requires the Norwegian government to recover from the recipients of such state aid, at a minimum rate of €0.5 per MWh, for the period between February 6 and December 31, 2003. In another ruling of the same date, ESA determined not to raise any objections to the tax derogations from the new electricity tax, applicable as of July 1, 2004.

     The Norwegian government, as well as affected industry members, have approximately two months to appeal the ESA illegal state aid ruling to the EFTA Court. An appeal would not serve to stay or suspend the obligation of the Norwegian government to recover the asserted illegal state aid or the affected industry member’s obligation to effect payment of such state aid. However, it is possible to apply for a preliminary injunction for this purpose.

     The exact amount the Norwegian government is to recover from Hydro according to ESA’s illegal state aid ruling is unclear. The Norwegian government and ESA have initiated a dialogue concerning the proper interpretation of the ruling. Hydro estimates that the amount may be approximately NOK 15 million, plus interest.

Dispute as to Allocation of Pension Liabilities

As of January 1, 2001, the system for the charging or allocation of pension costs by operators of oil and gas fields on the NCS to other companies with interests in such fields was changed. Prior to that date, the costs of funded pensions were charged based upon pension premiums and the costs of unfunded pensions were charged when pensions were paid. With effect from January 1, 2001, pension costs are charged as a percentage of pensionable salary.

     In transitioning to the current system, Hydro, as an operator of oil and gas fields on the NCS, recorded pension costs of approximately NOK 796 million in the fourth quarter of 2000, of which NOK 205 million was for Hydro’s own account. The balance of the increased pension obligation was charged for the account of the other companies with interests in the Hydro-operated fields. Most of the other companies did not accept this allocation. After negotiations with these companies, Hydro was able to reach an agreement with certain of them. However, on February 17, 2004, the companies with which Hydro was not able to reach an agreement notified Hydro of the initiation of an arbitration proceeding over this matter.

     Hydro has charged the companies which are parties to the arbitration an aggregate amount of approximately NOK 456 million. In the negotiations that preceded the initiation of the arbitration proceeding, these companies agreed to cover a portion of this amount. Their primary basis for not accepting the total charge is their interpretation of guidelines adopted by the Norwegian Oil Industry Association (referred to as the OLF), which have been effective since January 1, 2001. Hydro disagrees with their interpretation of these guidelines. Further, Hydro’s position is that the OLF guidelines cannot alter the accounting provisions in the joint ventures and accounting agreements between and among Hydro and the other companies who are parties to the agreements. Hydro believes that its charging of pension costs to these other companies is in accordance with the no gain/no loss principle in such accounting agreements.

     Although no assurance can be provided as to the ultimate outcome of this matter, Hydro’s management does not believe that it will have a material adverse effect on Hydro’s results of operations or financial position.

Other Legal Proceedings

Hydro is involved in or threatened with various other legal, tax and environmental matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.

Norsk Hydro • Second quarter 2004

CHANGES IN SHAREHOLDERS’ EQUITY

	First half		Year
NOK million	2004	2003	2003

Shareholders’ equity at beginning of period	88,080	75,867	75,867
Net income	6,442	4,806	10,968
Dividend declared and paid	(2,811)	(2,711)	(2,711)
Foreign currency translation, net	715	5,946	4,856
Hedge of net investment and cash flow hedge	(568)	(514)	(298)
Other items recorded directly to shareholders’ equity	(16)	(19)	(113)
Reissue (purchase) of treasury stock	(608)	66	(489)
Demerger Yara International ASA	(7,614)	—	—

Shareholders’ equity at end of period	83,620	83,441	88,080

All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated.
Hydro’s accounting principles are included in its 2003 Annual Report.
The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on 1 January 2004 in accordance with the description in the 2003 Annual Report and in this Report. Interim figures are unaudited.

DISCONTINUED OPERATIONS

In November 2003, Hydro’s Board of Directors concluded a plan to demerge the Company’s Agri activities and transfer the operations to a newly formed company, Yara International ASA. The plan was approved by an Extraordinary General Meeting on 15 January 2004. The demerger was completed on 24 March 2004 and Yara was listed on the Oslo Stock Exchange with effect from 25 March 2004. Under the demerger plan the business carried on by Agri was treated as having been carried on for the account and at the risk of Yara International ASA as of 1 October 2003. The demerger was reflected in the accounts as of the completion date, 24 March 2004. In the demerger process, substantial assets and liabilities, including subsidiaries and non-consolidated investees, were transferred to Yara. As a result of the demerger, Hydro’s share capital was reduced by 8.5 percent, representing the estimated relative value of the transferred Agri activities compared to the business activity retained by Hydro. The total equity reduction amounted to NOK 7,614 million. In accordance with the demerger plan, adjustments to the equity reduction may occur relating to the allocation of certain costs and liabilities where amounts are not finalized. Revisions are possible through the end of 2009. Possible related adjustments are not expected to be material.

     At the completion date, Hydro’s shareholders received shares in Yara International ASA equal to 80 percent of the total value of Yara, based on a valuation completed at the time of the demerger plan (November 2003). The remaining shares in Yara International ASA were owned by Norsk Hydro ASA. The Company has subsequently sold its share holdings in Yara in connection with the demerger transaction. The demerger was reflected in the Company’s accounts based on historical values of the transferred assets and liabilities. Hydro did not recognized any gain or loss, or received any proceeds, as a result of the demerger transaction. Hydro received proceeds of NOK 2,619 million, and recognized a gain of NOK 533 million, from sale of its 20 percent ownership in Yara in March 2004. The gain is included in “Income from discontinued operations”.

     Under the Norwegian public limited companies act section 14-11, Hydro and Yara are jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger.

INCOME FROM DISCONTINUED OPERATIONS

Income from discontinued operations includes operating results from activities which, according to the demerger plan, have been transferred to Yara International ASA. Effects directly related to Yara activities, the demerger process and Hydro’s sale of Yara shares are included. Results from Yara activities includes net income from subsidiaries transferred in the demerger. In addition income and expenses in Norsk Hydro ASA and certain holding companies abroad directly related to the Yara activities are included to the extent these activities are transferred to Yara or are terminated as a direct consequence of the demerger of Yara. Income from discontinued operations also includes financial expense related to loans in companies transferred to Yara. No financial expenses related to loans retained in Hydro are allocated to discontinued operations. External fees and similar expenses related to the waiving of Yara’s joint liabilities for certain of Hydro’s loans, and expenses directly related to the demerger process and Hydro’s sale of Yara shares are included. Hydro’s gain on sale of its shares in Yara International ASA, after direct sales expenses and tax, amounted to NOK 385 million.

     For prior periods, assets and liabilities transferred to Yara in the demerger process are included in “Assets of discontinued operations” and “Liabilities of discontinued operations”, respectively. This includes assets and liabilities in subsidiaries transferred to Yara, assets and liabilities in business units separated from Hydro’s other activities for which separate accounts exists in addition to other identified assets transferred to Yara.

     Cash flows from discontinued operations includes cash flows from activities transferred to Yara and expenses directly related to the demerger. In addition, cash flows include Hydro’s sale of its shares in Yara immediately after the demerger in the amount of NOK 2,619 million, and Yara’s repayment of debt to Hydro in the amount of NOK 7.1 billion.

     The major part of discontinued activities relates to the Agri business area within Hydro’s segment reporting. Minor amounts also relate to Pronova which is included within Other businesses. In addition, Corporate and eliminations reflect the transfer to Yara of certain activities previously reported as part of Corporate, and demerger costs included in Corporate for 2003.

     Prior periods are restated to be presented on a comparable basis.

Norsk Hydro • Second quarter 2004

SUMMARY OF FINANCIAL DATA FOR DISCONTINUED OPERATIONS

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Operating revenues	—	9,313	10,036	18,425	38,334
Operating income	—	629	936	1,419	2,633
Non-consolidated investees	—	146	131	237	610
Financial income (expense), net	—	—	(88)	15	47
Other income, net	—	—	—	40	40

Income before taxes and minority interest	—	775	979	1,711	3,330
Income tax expense	—	(253)	(307)	(550)	(1,015)
Minority interest	—	(7)	26	(15)	(3)

Income before sale of shares	—	515	698	1,146	2,312
Gain from sale of shares	—	—	533	—	—
Tax on gain from sale of shares	—	—	(148)	—	—

Net income	—	515	1,083	1,146	2,312

	30 June		31 December
NOK million	2004	2003	2003

Current assets	—	13,134	13,789
Non-current assets	—	11,253	11,777

Total assets	—	24,387	25,566
Current liabilities	—	(5,799)	(6,129)
Long-term liabilities	—	(2,664)	(3,064)
Minority interest	—	(112)	(96)

Discontinued operations, net	—	15,812	16,277

	First half		Year
NOK million	2004	2003	2003

Net cash provided by operating activities	838	1,114	1,805
Net cash provided by (used in) investing activities1)	8,840	(23)	(744)
Net cash used in financing activities	(109)	126	(141)
Foreign currency effects on cash flows	5	25	77

Net cash provided by discontinued operations	9,574	1,242	997

1) Includes proceeds from sale of Yara shares and loan repayments from Yara.

Norsk Hydro • Second quarter 2004

NET PERIODIC PENSION COST

In December 2003, the FASB issued SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which requires the components of net periodic pension cost to be disclosed on an interim basis as follows:

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Defined benefit plans:
Benefits earned during the year, net of participants’ contributions	204	159	406	318	637
Interest cost on prior period benefit obligation	342	315	684	630	1,259
Expected return on plan assets	(257)	(223)	(504)	(446)	(892)
Recognized net loss	82	73	170	145	290
Amortization of prior service cost	25	29	53	58	115
Amortization of net transition (asset) obligation	—	(2)	1	(3)	(6)
Curtailment loss	52	—	52	—	20
Settlement loss	—	—	—	199	199

Net periodic pension cost	448	351	862	901	1,622
Defined contribution plans	6	6	12	8	28
Multiemployer plans	5	3	12	6	13
Termination benefits and other	96	171	144	267	410

Total net periodic pension cost	555	531	1,030	1,182	2,073

CHANGE IN ACCOUNTING PRINCIPLES

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Issued in January 2003 and revised in December 2003, FASB Interpretation 46 “Consolidation of Variable Interest Entities” (FIN 46R) clarifies the application of Accounting Research Bulletin No. 51, Consolidated Final Statements, relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Interpretation provides guidance for determining which party retains the controlling financial interest in Variable Interest Entities (VIEs) when such interest is achieved through arrangements other than voting rights. Implementation of the new requirements depended on when a company became involved with such entities. Because Hydro did not become involved with any new Variable Interest Entities (VIEs) during the period 31 January to 31 December 2003 or have any interests in Special Purpose Entities (SPEs) as of 31 December 2003, implementation of the Interpretation was required as of 31 March 2004.

Hydro has identified one pre-existing arrangement that meets the requirements of FIN 46R to be classified as a VIE. Hydro has equity interest in Slovalco, an aluminium smelter in Slovakia. Hydro also has an agreement to supply Slovalco with alumina and a right and obligation to purchase approximately 60 percent of Slovalco’s total aluminium production at market based prices. Hydro owns 20 percent of the shares of Slovalco representing 40 percent of the voting rights. In 2001, Hydro entered into a put and call option arrangement with another shareholder that could increase Hydro’s interest up to 65 percent. This arrangement, which expires in the period 2005 to 2006, is the primary reason requiring Hydro to consolidate Slovalco in accordance with the new VIE regulations.

Hydro has consolidated Slovalco in accordance with the new requirements effective from 1 January 2004. Related assets, liabilities and the 80 percent non-controlling interests have been measured and based on fair values at the time the option arrangement was entered into in 2001 and recorded based on such values carried forward to 1 January 2004. As of 1 January 2004, total assets, liabilities and non-controlling interests were NOK 2,182 million, NOK 725 million and NOK 1,165 million respectively. At the end of 2003, the difference between Hydro’s interest in Slovalco consolidated based on the new requirements compared to the equity method was immaterial.

Norsk Hydro • Second quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

USE OF NON-GAAP FINANCIAL MEASURES

The U.S. Securities and Exchange Commission adopted regulations, effective as of 28 March 2003, governing the use of “non-GAAP financial measures.” Non-GAAP financial measures are defined in the regulations to include financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP. EBITDA is considered such a measure.

In the discussion on operating results, Hydro refers to certain non-GAAP financial measures including EBITDA and Operating income excluding infrequent or non-recurring items. Hydro’s management makes regular use of these measures to evaluate its performance, both in absolute terms and comparatively from period to period. These measures are viewed by management as providing a better understanding – for management and investors – of the underlying operating results of its business segments for the period under evaluation. Hydro manages long-term debt and taxes on a group basis. Therefore, net income is discussed only for the group as a whole.

Hydro’s steering model, referred to as Value-Based Management, reflects management’s focus on cash flow-based performance indicators. EBITDA, which Hydro defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs is an approximation of cash flow from operations before tax. EBITDA is a measure that includes in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income (loss), net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of EBITDA may differ from that of other companies.

EBITDA should not be considered as an alternative to operating income and income before taxes as an indicator of the company’s operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

EBITDA for the core business areas are presented in the table below, in addition to a reconciliation of EBITDA to net income at the Company level. A reconciliation of EBITDA to operating income for the core business areas and sub-segments is presented on page 27 of this report.

Norsk Hydro • Second quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

RECONCILIATION TO NET INCOME

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Hydro Oil & Energy	9,764	6,274	20,267	14,942	31,826
Hydro Aluminium	2,335	1,619	5,043	3,191	6,498
Other activities	224	288	704	528	1,113
Corporate and eliminations	(57)	16	(202)	(529)	(809)

Total EBITDA1)	12,266	8,197	25,812	18,132	38,628

Depreciation, depletion and amortization	(3,592)	(3,258)	(7,288)	(6,616)	(13,947)
Amortization of excess values in non-consolidated investees	(41)	(37)	(72)	(64)	(192)
Other income (expense) non-cash2)	—	(2,207)	—	(2,207)	(2,207)
Interest expense	(600)	(670)	(1,165)	(1,383)	(2,782)
Capitalized interest	166	184	298	362	715
Net foreign exchange gain/(loss)	(226)	318	(680)	(151)	1,035
Other financial items	(9)	(21)	(48)	(49)	(104)

Income from continuing operations before tax and minority interest	7,964	2,506	16,857	8,024	21,146

Income tax expense	(5,605)	(735)	(11,391)	(4,711)	(12,922)
Minority interest	(135)	38	(107)	66	151

Income from continuing operations before cumulative effect of change in accounting principle	2,224	1,809	5,359	3,379	8,375
Income from discontinued operations	—	515	1,083	1,146	2,312

Income before cumulative effect of change in accounting principle	2,224	2,324	6,442	4,525	10,687
Cumulative effect of change in accounting principle	—	—	—	281	281

Net income	2,224	2,324	6,442	4,806	10,968

1)	EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization.
2)	The amount relates to the reversal of an expected state grant pertaining to an asset retirement obligation.

EBITDA information by segment in each of the core business areas, as well as explanation of the financial performance of each segment, is included in the presentation of the business areas.

NON-RECURRING OR INFREQUENT ITEMS

Hydro also identifies items of a non-recurring or infrequent nature in discussing operating results. These items reflect activities or events which management believes are not indicative of expected trends and outcomes arising from normal, recurring business operations. Generally such items arise as a result of very substantial initiatives including major turnarounds and other transforming events or material events and transactions which are not expected to occur often in the normal course of business. Non-recurring or infrequent items include but are not limited to :

•	costs related to major improvement programs (which will vary from period to period and in certain periods may be insignificant, but which are identified nonetheless to enable investors to understand the total impact of such programs)

•	material changes in the value of assets or liabilities related to infrequent events or major, unusual circumstances

•	material gains or losses related to infrequent or non-recurring events or transactions

In general, Hydro excludes these items from financial measures calculated and presented in accordance with GAAP. This is not done with respect to other smaller, less comprehensive cost reduction programs, efficiency initiatives and business expansion activities which are viewed as normal, recurring activities and do not take away from investors’ understanding of the underlying business performance.

Norsk Hydro •Second quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INDIVIDUAL OPERATING SEGMENT

OPERATING REVENUES

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	11,429	7,823	23,434	18,206	37,904
Energy and Oil Marketing	13,668	10,687	28,443	23,807	49,370
Eliminations	(8,440)	(6,461)	(16,953)	(13,218)	(27,315)

Hydro Oil & Energy	16,657	12,049	34,924	28,795	59,959

Metals	11,896	9,367	24,199	20,569	39,923
Rolled Products	5,329	4,780	10,896	9,301	18,377
Extrusion and Automotive	7,203	6,280	14,182	12,395	24,529
Other and eliminations	(4,408)	(2,661)	(8,719)	(7,339)	(13,677)

Hydro Aluminium	20,020	17,766	40,558	34,926	69,152

Other activities	3,212	3,629	6,428	7,991	13,759
Corporate and eliminations	(1,639)	(2,090)	(4,062)	(4,595)	(9,109)

Total	38,250	31,354	77,848	67,117	133,761

EXTERNAL REVENUES

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	3,387	1,710	7,353	5,695	12,099
Energy and Oil Marketing	12,624	9,484	25,987	21,540	44,308
Eliminations	(419)	(393)	(923)	(809)	(1,576)

Hydro Oil & Energy	15,592	10,801	32,417	26,426	54,831

Metals	8,232	6,822	16,528	13,440	26,509
Rolled Products	4,728	4,625	9,646	8,987	17,825
Extrusion and Automotive	7,193	6,260	14,162	12,358	24,472
Other and eliminations	(137)	26	121	68	190

Hydro Aluminium	20,016	17,733	40,457	34,853	68,996

Other activities	2,441	2,647	4,616	5,951	10,013
Corporate and eliminations	201	173	358	(113)	(79)

Total	38,250	31,354	77,848	67,117	133,761

Norsk Hydro • Second quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INTERNAL REVENUES

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	8,042	6,113	16,081	12,511	25,805
Energy and Oil Marketing	1,044	1,203	2,456	2,267	5,062
Eliminations	(8,021)	(6,068)	(16,030)	(12,409)	(25,739)

Hydro Oil & Energy	1,065	1,248	2,507	2,369	5,128

Metals	3,664	2,545	7,671	7,129	13,414
Rolled Products	601	155	1,250	314	552
Extrusion and Automotive	10	20	20	37	57
Other and eliminations	(4,271)	(2,687)	(8,840)	(7,407)	(13,867)

Hydro Aluminium	4	33	101	73	156

Other activities	771	982	1,812	2,040	3,746
Corporate and eliminations	(1,840)	(2,263)	(4,420)	(4,482)	(9,030)

Total	—	—	—	—	—

DEPRECIATION, DEPLETION AND AMORTIZATION

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	2,371	2,136	4,843	4,377	9,052
Energy and Oil Marketing	153	148	301	291	591
Eliminations	—	—	—	—	—

Hydro Oil & Energy	2,524	2,284	5,144	4,668	9,643

Metals	420	351	866	702	1,517
Rolled Products	166	147	338	295	650
Extrusion and Automotive	349	297	674	564	1,247
Other and eliminations	—	—	—	—	—

Hydro Aluminium	935	795	1,878	1,561	3,414

Other activities	128	174	259	381	879
Corporate and eliminations	5	5	7	6	11

Total	3,592	3,258	7,288	6,616	13,947

Norsk Hydro • Second quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING INCOME (LOSS)

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	6,606	3,107	13,688	8,589	18,500
Energy and Oil Marketing	573	547	1,306	1,262	2,668
Eliminations	5	(2)	8	(24)	(25)

Hydro Oil & Energy	7,184	3,652	15,002	9,827	21,143

Metals	855	542	1,844	1,114	2,293
Rolled Products	278	53	426	53	132
Extrusion and Automotive	166	(10)	327	42	98
Other and eliminations	(30)	(21)	301	8	(67)

Hydro Aluminium	1,269	564	2,898	1,217	2,456

Other activities	47	(100)	140	(99)	(404)
Corporate and eliminations	(210)	(127)	(474)	(974)	(1,570)

Total	8,290	3,989	17,566	9,971	21,625

EBITDA

	Second quarter		First half		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	8,990	5,228	18,583	12,998	27,624
Energy and Oil Marketing	769	1,048	1,676	1,968	4,226
Eliminations	5	(2)	8	(24)	(24)

Hydro Oil & Energy	9,764	6,274	20,267	14,942	31,826

Metals	1,354	1,124	2,883	2,171	4,298
Rolled Products	456	215	791	383	835
Extrusion and Automotive	556	300	1,068	629	1,432
Other and eliminations	(31)	(20)	301	8	(67)

Hydro Aluminium	2,335	1,619	5,043	3,191	6,498

Other activities	224	288	704	528	1,113
Corporate and eliminations	(57)	16	(202)	(529)	(809)

Total	12,266	8,197	25,812	18,132	38,628

Norsk Hydro • Second quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING INCOME – EBIT – EBITDA    SECOND QUARTER 2004

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other		and
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	6,606	—	15	(2)	—	6,619	2,371	8,990
Energy and Oil Marketing	573	25	8	—	—	606	163	769
Eliminations	5	—	—	—	—	5	—	5

Hydro Oil & Energy	7,184	25	23	(2)	—	7,230	2,534	9,764

Metals	855	50	1	13	—	919	435	1,354
Rolled Products	278	(3)	—	1	—	276	180	456
Extrusion and Automotive	166	39	3	(2)	—	206	350	556
Other and eliminations	(30)	—	(1)	1	—	(30)	(1)	(31)

Hydro Aluminium	1,269	86	3	13	—	1,371	964	2,335

Other activities	47	9	34	6	—	96	128	224
Corporate and eliminations	(210)	1	141	4	—	(64)	7	(57)

Total	8,290	121	201	21	—	8,633	3,633	12,266

OPERATING INCOME – EBIT – EBITDA    FIRST HALF 2004

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other		and
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	13,688	1	49	2	—	13,740	4,843	18,583
Energy and Oil Marketing	1,306	41	15	1	—	1,363	313	1,676
Eliminations	8	—	—	(1)	—	7	1	8

Hydro Oil & Energy	15,002	42	64	2	—	15,110	5,157	20,267

Metals	1,844	82	4	59	—	1,989	894	2,883
Rolled Products	426	(3)	1	—	—	424	367	791
Extrusion and Automotive	327	64	5	(3)	—	393	675	1,068
Other and eliminations	301	—	—	—	—	301	—	301

Hydro Aluminium	2,898	143	10	56	—	3,107	1,936	5,043

Other activities	140	67	40	88	110	445	259	704
Corporate and eliminations	(474)	—	271	(7)	—	(210)	8	(202)

Total	17,566	252	385	139	110	18,452	7,360	25,812

Norsk Hydro • Second quarter 2004

INVESTMENTS1)

	Second quarter		First half			Year
NOK million	2004	2003	2004		20032)	20032)

Exploration and Production	2,175	2,369	4,014		5,726	10,270
Energy and Oil Marketing	378	241	596		445	989
Eliminations	—	—	—		—	—

Hydro Oil & Energy	2,553	2,610	4,610		6,171	11,259

Metals	767	797	2,775	3)	1,539	3,572
Rolled Products	67	56	178		114	466
Extrusion and Automotive	207	313	575		533	1,543
Other and eliminations	1	—	—		—	—

Hydro Aluminium	1,042	1,166	3,528		2,186	5,581

Other activities	322	243	492		320	791
Corporate and eliminations	8	4	71		15	81

Total	3,925	4,023	8,701		8,692	17,712

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.
2)	Includes effect of change in accounting principle (FAS 143). Non-cash increase in investment of NOK 1,932 million.
3)	Includes effect of change in accounting principle (FIN 46R). Non-cash increase in investment of NOK 1,275 million.

QUARTERLY RESULTS

	2004			2003
NOK million	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	38,250	39,598	34,205	32,439	31,354	35,763
Operating income	8,290	9,276	6,366	5,288	3,989	5,982
EBITDA	12,266	13,546	11,045	9,451	8,197	9,935
Income from continuing operations before cumulative effect of change in accounting principle	2,224	3,135	2,991	2,005	1,809	1,570
Earnings per share from continuing operations before cumulative effect of change in accounting principle	8.70	12.30	11.60	7.80	7.00	6.10

	2004			2003
EURO million	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	4,550	4,694	4,076	3,965	3,798	4,517
Operating income	986	1,100	759	646	483	756
EBITDA	1,459	1,606	1,316	1,155	993	1,255
Income from continuing operations before cumulative effect of change in accounting principle	265	372	356	245	219	198
Earnings per share from continuing operations before cumulative effect of change in accounting principle	1.03	1.46	1.38	0.95	0.85	0.77

Amounts have been converted to Euro for convenience using the end exchange rate (NOK/EUR) in effect during the quarters as follows:	8.4067	8.4365	8.3928	8.1817	8.2559	7.9176

Norsk Hydro • Second quarter 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad

JOHN O. OTTESTAD
(Executive Vice President and
Chief Financial Officer)

Date: July 19, 2004

Norsk Hydro • Second quarter 2004